

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

Via E-mail
Marguerite M. Elias
Senior Vice President and General Counsel
Gogo Inc.
1250 N. Arlington Heights Road, Suite 500
Itasca, IL 60143

>   **Re: Gogo Inc.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed April 16, 2013**
>   **File No. 333-178727**

Dear Ms. Elias:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus graphics

1. We note your inclusion of "Operations-Oriented Communications Services" in the graphics on the inside and outside gatefolds to the prospectus. Given the stage of development of these services, provide your analysis of why it is appropriate to include references to operations-oriented communications services in your gatefold graphics, notwithstanding your disclosure that they are coming soon. In your analysis and through revised disclosure in your prospectus, discuss your stage of development of these services, whether you have received any governmental approvals or certifications (if needed), whether any airline or other aircraft operators have entered into an agreement for such services, whether the necessary operational applications have been developed, and when you believe that such services would be commercially available from you. We refer you to your risk factor "We may not be successful in our efforts to develop and

monetize new products and services that are currently in development, including our operations-oriented communications services" on page 25.

Prospectus Summary, page 1

2. Please revise your disclosure to substantially shorten your prospectus summary and eliminate repetitive disclosure. Currently, your summary contains a lengthy and detailed description of the company's business, growth, market, advantages, business strategy, organizational history and other matters. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business, business strategy and market. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, etc., consider listing these in a bullet-point format, with one sentence per bullet point.

3. Please identify the specific "airline partners" you refer to in your disclosure throughout the prospectus when discussing specific provisions of the connectivity agreements, including for example the provisions relating to termination fees and liquidated damages clauses of the agreements, including also discussing those airline partners that have agreed to upgrades in ATG-4 and satellite equipment in their domestic and international fleets. For example, please identify the "airline partners" in the following areas of disclosure:

   - page 2: "One of our airline partners has already agreed to install both our Ku-band satellite and ATG-4 in-flight connectivity…";
   - page 17: "We have contracted with one of our existing North American airline partners to provide ATG-4 and Ku-band satellite equipment for installation on…more than 200 new aircraft…";
   - page 17: "We have also contracted to provide Ku-band satellite equipment and our Gogo service to the international fleet of one of our North American airline partners, which currently consists of 170 aircraft";
   - page 18: "Another contract with one of our airline partners, from which we derive a significant minority of our CA business revenue, permits our airline partner to terminate a portion or all of the contract after six years upon the payment of a termination fee."
   - Page 18: "For example, our contracts with our airline partners from which we derive a significant majority of our CA business revenue require us to credit or pay our airline partners liquidated damages on a per aircraft, per day basis if we are unable to install our equipment on aircraft by specified timelines. In addition, under contracts with certain of our airline partners for the provision of satellite-based connectivity

service, if we are unable to install prototype or other initial aircraft fleets with our equipment by specified deadlines, we are required to pay our airline partners liquidated damages and/or cover a portion or all of the costs of installing alternative equipment on such aircraft."

Please note this is a non-exclusive list of examples. Please revise your disclosure appropriately.

4. Please disclose the percentage of both CA revenues and total revenues generated from use of the Gogo service by passengers flying on Delta Air Lines and American Airlines. In addition, address the risks associated with American Airlines' pending bankruptcy proceedings.

5. In the carryover paragraph on pages 3-4, please clarify that your $23.6 million net income from 2011 was largely attributable to fair value derivative adjustments in the amount of $58 million. Also disclose the amount of your currently outstanding debt.

Use of Proceeds, page 54

6. We note that you have substantially increased the amount of your outstanding debt. Please disclose whether you will be using any of the net proceeds of the offering to repay debt.

Principal and Selling Stockholders, page 169

7. Please revise your tabular disclosure to include a column providing the number of common shares offered by each selling stockholder in this offering.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Matthew E. Kaplan, Esq.